Filed by Hawthorne Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: Hawthorne Financial Corporation
Commission File Number: 0-1100

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The Agreement and Plan of Merger for Commercial Capital Bancorp, Inc.’s acquisition of Hawthorne Financial Corporation was filed by Hawthorne Financial Corporation under cover of Form 8-K on January 28, 2004 and is incorporated by reference into this filing.

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The following joint press release was issued by Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation on January 27, 2004.

Commercial Capital Bancorp, Inc.:
Contact:	Stephen H. Gordon	Chairman & CEO	Telephone:	(949) 585-7500
	David S. DePillo	President & COO	Facsimile:	(949) 585-0174

Hawthorne Financial Corporation:
Contact:	Simone F. Lagomarsino	President & CEO	Telephone:	(310) 725-5631
			Facsimile:	(310) 725-5038

COMMERCIAL CAPITAL BANCORP, INC. ANNOUNCES AGREEMENT TO ACQUIRE
HAWTHORNE FINANCIAL CORPORATION

Irvine, CA — January 27, 2004 — Commercial Capital Bancorp, Inc. (“CCBI” or the “Company”), (NASDAQ: “CCBI”), and Hawthorne Financial Corporation (“Hawthorne”), (NASDAQ: “HTHR”) announced today the signing of a definitive agreement in which CCBI will acquire Hawthorne in an all stock transaction valued at approximately $493 million.

•	Combines premier asset generator with premier deposit franchise creating one of Southern California’s largest and most profitable financial institutions

•	Combined assets total approximately $4.40 billion and deposits total approximately $2.37 billion, before purchase accounting adjustments

•	Immediately accretive to CCBI’s GAAP and cash EPS

•	Approximately 216% accretive to CCBI’s book value per share and more than 30% accretive to CCBI’s tangible book value per share

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, shareholders of Hawthorne will receive 1.45 shares of CCBI common stock in exchange for each share of Hawthorne stock, which is subject to adjustments provided in the agreement and will be adjusted to 1.9333 when the four-for-three stock split of CCBI’s common stock announced Monday, January 26, 2004 and scheduled to be completed February 20, 2004 is effected. The transaction, which is expected to be tax-free to Hawthorne shareholders, values each share of Hawthorne common stock at $37.92, based on CCBI’s closing price of $26.15 on January 27, 2004. $37.92 represents 16.6x Hawthorne’s 2003 diluted earnings per share, 2.76x Hawthorne’s tangible book value per share at December 31, 2003 and a 25% premium to Hawthorne’s closing price on January 27, 2004. The value of the transaction and value of each share of Hawthorne common stock on consummation of the merger may be higher or lower depending on the price of CCBI’s common stock on such date. The transaction is expected to close in the Summer of 2004, pending shareholder and regulatory approval and satisfaction of other customary conditions. At December 31, 2003, CCBI had $1.72 billion in total assets, $1.05 billion in total loans, $645.6 million in total deposits and $102.0 million in total equity. At December 31, 2003, Hawthorne had $2.67 billion in total assets, $2.15 billion in total loans, $1.72 billion in total deposits and $185.3 million in total equity.

The combined company will have a deposit franchise consisting of 19 full service banking offices, located in Westlake Village (Ventura County), Tarzana, Baldwin Hills, Westchester, Hawthorne, Manhattan Beach, Gardena, Hermosa Beach, Torrance, Redondo Beach (Los Angeles County), Orange, Irvine (3), Rancho Santa Margarita (Orange County), Riverside (Riverside County), La Jolla, Del Mar and San Diego (San Diego County), with plans to open a banking office in Beverly Hills, California in the Summer of 2004. Hawthorne ranked 5th in deposits in the South Bay region of Los Angeles County with a 6% market share, or $986 million, at June 30, 2003, ranking behind only Bank of America (NYSE: “BAC”), Washington Mutual (NYSE: “WM”), Wells Fargo (NYSE: “WFC”) and Union Bank (NYSE: “UB”). Additionally, CCBI will have 11 lending offices, located in Sacramento, Corte Madera, Burlingame, Oakland, Woodland Hills, Encino, West Los Angeles, El Segundo, Tustin, Irvine, and San Diego, California.

Stephen H. Gordon, Chairman and Chief Executive Officer of CCBI stated, “We’re very excited to bring these two great companies together. Commercial Capital Bancorp is known as one of the top income property real estate lenders in California, with a maturing deposit franchise, resulting in the Company being the fastest growing bank in the state. Hawthorne is known for being a premier deposit franchise with a tremendous retail presence all around the South Bay — Coastal region of Los Angeles County, that also has a leading income property, residential, and construction lending franchise. This strategic acquisition creates one of the largest and most profitable savings institutions headquartered in Southern California, and one of the few franchises with a statewide presence.”

Simone F. Lagomarsino, President and Chief Executive Officer of Hawthorne commented, “The transaction demonstrates Hawthorne’s clear commitment to enhancing shareholder value. We believe the combination of the institutions will result in an exceptional franchise with leading market positions in both real estate lending and consumer and relationship banking, providing the platform for continued growth and greater value to shareholders.”

David S. DePillo, Vice Chairman, President and COO of CCBI, added, “We are particularly impressed with the quality of employees at Hawthorne and look forward to having their talent join CCBI. With our experienced management teams, both entities have significant acquisition and integration experience and we expect a smooth transition. Most importantly, since we have no branches that overlap, we expect the transaction to be seamless from a client perspective and we look forward to leveraging each other’s products to further deepen these client relationships.”

Under the agreement, CCBI’s Board of Directors will expand to a total of nine directors, which will include three members of Hawthorne’s Board of Directors. Stephen H. Gordon will continue in the role of Chairman and CEO of the Company, and David S. DePillo will continue in the role of Vice Chairman, President and COO. Timothy R. Chrisman, Chairman of Hawthorne, as well as Anthony W. Liberati and Gary W. Brummett, also directors of Hawthorne, will be joining CCBI’s Board of Directors.

CCBI was represented in the transaction by its financial advisor Credit Suisse First Boston LLC, and its legal counsel Patton Boggs LLP. Hawthorne was represented in the transaction by its financial advisor, Sandler O’Neill & Partners, L.P., and its legal counsel, Manatt, Phelps, & Phillips LLP. Hawthorne’s Board of Directors was represented in the transaction by Elias, Matz, Tiernan & Herrick, LLP.

CONFERENCE CALL AND WEBCAST INFORMATION

CCBI and Hawthorne will hold a conference call and webcast tomorrow, January 28, 2004 at 7:30 a.m. Pacific Standard Time to discuss the transaction. Analysts and investors may listen to the call and participate in the question/answer session either by dialing the phone number listed below, or through viewing a live video webcast of the discussion accessed through a link on the home page of the CCBI’s website at www.commercialcapital.com and Hawthorne’s website at www.hawthornesavings.com . The multimedia webcast enables participants to listen to the discussion and simultaneously view the video broadcast, tables, charts, an outline of the performance highlights, and submit questions for live response from the hosts. Either Real Media or Windows Media player is required for viewing the video webcast. The presentation material is available online in Adobe “pdf” format, through a link on the homepage of the websites for both CCBI and Hawthorne.

Conference Call	Webcast
Date: Wednesday, January 28, 2004	Date: Wednesday, January 28, 2004
Time: 7:30 a.m. PST (10:30 a.m. EST)	Time: 7:30 a.m. PST (10:30 a.m. EST)
Phone Number (800) 599-9795	Webcast URL: www.commercialcapital.com
Access Code: 33410554	Real Media or Windows Media player required

For those who are unable to participate in the call or webcast, an archive of the webcast will be available from a link on the homepage of CCBI’s site at www.commercialcapital.com or Hawthorne’s website at www.hawthornesavings.com beginning approximately 2 hours following the end of the call. The archive will be available until March 7, 2004.

It is recommended that participants dial into the call, or log in to the webcast, approximately 10 minutes prior to the event.

CCBI, headquartered in Irvine, CA, is a multifaceted financial services company which provides financial services to meet the needs of its client base, which includes income-property real estate investors, middle market commercial businesses, and high net-worth individuals, families and professionals. At December 31, 2003, CCBI had total assets of $1.7 billion, was the 4th largest multi-family lender in California during the 12 months ended September 30, 2003 (source: Dataquick Information Systems) and had originated approximately $3.1 billion in multi-family and commercial real estate loans through December 31, 2003. Commercial Capital Bank, the Company’s bank subsidiary, was the fastest growing banking organization in California, based on percentage growth in total assets over the 36 months ended September 30, 2003 (source: www.fdic.gov). The Bank has full service banking offices located at the Company’s headquarters in Irvine, Rancho Santa Margarita, Riverside, and La Jolla and loan origination offices in Sacramento, Corte Madera (Marin County), Oakland, Burlingame, Woodland Hills, Encino, Los Angeles, Irvine, and La Jolla, California, and plans to open a banking office in Beverly Hills, California in the second quarter of 2004.

Hawthorne, with total assets of $2.7 billion at December 31, 2003, operates 15 branches in the coastal counties of Southern California, from Westlake Village at the western edge of Los Angeles to Mission Bay in San Diego. Hawthorne specializes in real estate secured loans within the markets it serves, including: permanent loans collateralized by single family residential property, permanent loans secured by multi-family residential and commercial real estate and loans for the construction of multi-family residential, commercial and individual single family residential properties and the acquisition and development of land for the construction of such projects. Hawthorne funds its loans predominantly with retail deposits generated through its fifteen full service retail offices and FHLB advances.

This press release, the aforementioned conference call, and statements made by CCBI’s or Hawthorne’s management, may contain forward-looking statements regarding CCBI and Hawthorne and the proposed merger. These statements involve certain risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame; revenues following the mergers are lower than expected; competitive pressure among depository institutions increases significantly; costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; changes in the interest rate environment reduce interest margins; general economic conditions, either nationally or in the markets in which CCBI will be doing business, are less favorable than expected; legislation or changes in regulatory requirements adversely affect the businesses in which CCBI would be engaged or factors occur which result in a condition to the transaction not being met. CCBI and Hawthorne undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This press release may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of the three Hawthorne Board of Directors’ members, identified above, to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.